SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

DCP MIDSTREAM, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

23311P100

(CUSIP Number)

Vanessa Allen Sutherland

Executive Vice President, Government Affairs,

General Counsel and Corporate Secretary

Phillips 66

2331 CityWest Boulevard

Houston, Texas 77042

(832) 765-3010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William S. Anderson

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002-2770

(713) 221-1122

January 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream, LLC (“Midstream”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,472,363 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units†
	9	SOLE DISPOSITIVE POWER 51,472,363 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC; OO — limited liability company

†

The number and percentage of common units representing limited partner interests (“Common Units”) of DCP Midstream, LP (the “Partnership”) reported as beneficially owned by Midstream in this Schedule 13D consists of the following: 50,874,908 Common Units owned by Midstream; 597,455 Common Units held in a rabbi trust established in connection with Midstream’s executive deferred compensation plan (the “Plan”), which Common Units were acquired by the Plan on the open market and are being held by the Plan for the sole purpose of funding the Plan’s deferred compensation liabilities associated with certain investment elections made by participants to invest in phantom units that are economically equivalent to Common Units; and 66,887,618 Common Units owned by the General Partner (as defined below), which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC (as defined below), which is the general partner of the General Partner.

Page 3 of 13 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LLC (“GP LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

††	GP LLC is the general partner of the General Partner. Therefore, GP LLC may be deemed to be the beneficial owner of 66,887,618 Common Units owned by the General Partner.

Page 4 of 13 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS DCP Midstream GP, LP (the “General Partner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 66,887,618 Common Units†††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 66,887,618 Common Units†††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,887,618 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN — limited partnership

†††

Midstream is the sole member of GP LLC, which is the general partner of the General Partner, and Midstream owns all of the limited partner interests in the General Partner. As such, Midstream and GP LLC may be deemed to be beneficial owners of 66,887,618 Common Units owned by the General Partner.

Page 5 of 13 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips 66 (“PSX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

††††

PSX, through its wholly owned subsidiary, P66Co (as defined below), P66Co’s wholly owned subsidiary, P66 Project Shareholder (as defined below), P66 Project Shareholder’s wholly owned subsidiary, P66 Project Development (as defined below), and P66 Project Development’s wholly owned subsidiary, PGC (as defined below), which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by PSX in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

Page 6 of 13 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips 66 Company (“P66Co”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units†††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units†††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†††††

P66Co, through its wholly owned subsidiary, P66 Project Shareholder, P66 Project Shareholder’s wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66Co in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

Page 7 of 13 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips 66 Project Shareholder Inc. (“P66 Project Shareholder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

††††††

P66 Project Shareholder, through its wholly owned subsidiary, P66 Project Development, and P66 Project Development’s wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66 Project Shareholder in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

Page 8 of 13 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips 66 Project Development Inc. (“P66 Project Development”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units†††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units†††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

†††††††

P66 Project Development, through its wholly owned subsidiary, PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by P66 Project Development in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

Page 9 of 13 Pages

CUSIP No. 23311P100

1	NAMES OF REPORTING PERSONS Phillips Gas Company LLC (“PGC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Units
	8	SHARED VOTING POWER 118,359,981 Common Units††††††††
	9	SOLE DISPOSITIVE POWER 0 Common Units
	10	SHARED DISPOSITIVE POWER 118,359,981 Common Units††††††††

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,359,981 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

††††††††

PGC, which is the Class A Managing Member of Midstream, may be deemed to control Midstream and therefore may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units that Midstream directly beneficially owns and indirectly beneficially owns as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner. Accordingly, the number and percentage of Common Units reported as beneficially owned by PGC in this Schedule 13D consists of the following: 51,472,363 Common Units directly owned by Midstream; and 66,887,618 Common Units owned by the General Partner, which Midstream may be deemed to beneficially own as the sole limited partner of the General Partner and the sole member of GP LLC, the general partner of the General Partner.

Page 10 of 13 Pages

EXPLANATORY NOTE

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests (“Common Units”) in DCP Midstream, LP (the “Partnership”) filed by Midstream (as defined below) and DCP LP Holdings, LLC on February 28, 2008 (as subsequently amended to date, the “Schedule 13D”). Only those items of the Schedule 13D that are being amended hereby are included herein.

Item 2. Identity and Background.

The information previously provided in response to this Item 2 is hereby amended and supplemented by adding the following paragraphs:

Effective December 31, 2022, Wouter T. van Kempen, President, Chief Executive Officer and Chairman of the Board of Directors of GP LLC (the “Board”), and Sean P. O’Brien, Group Vice President and Chief Financial Officer of GP LLC, each stepped down from their positions with GP LLC and its subsidiaries and affiliates.

Effective January 1, 2023, the Board appointed Donald A. Baldridge to serve as Interim Chief Executive Officer of GP LLC and Scott Delmoro to serve as Interim Principal Financial Officer of GP LLC. Mr. Delmoro also serves as Vice President, Finance and Treasurer of GP LLC. Mr. Baldridge beneficially owns 20,689 Common Units and Mr. Delmoro does not beneficially own any Common Units.

On December 12, 2022, in connection with his pending departure from GP LLC, Mr. van Kempen resigned from the Board, effective immediately. Effective December 12, 2022, Kevin J. Mitchell, an existing member of the Board, was appointed to serve as Chairman of the Board and Timothy D. Roberts was appointed to the Board. Mr. Roberts’ principal occupation is Executive Vice President, Midstream and Chemicals of Phillips 66. Mr. Roberts does not beneficially own any Common Units.

The principal business address and principal office address of Mr. Roberts is c/o Phillips 66, 2331 CityWest Blvd., Houston, Texas 77042. The principal business address and principal office address of Messrs. Baldridge and Delmoro is c/o DCP Midstream, LP, 6900 E. Layton Ave., Suite 900, Denver, Colorado 80237.

Item 3. Source and Amount of Funds or Other Consideration.

The information previously provided in response to this Item 3 is hereby amended and supplemented by adding the following paragraph:

Pursuant to the DCP Merger Agreement (as defined below), the Merger Consideration (as defined below) described in Item 4 of this Amendment No. 13 (which Item 4 is incorporated herein by reference) will consist entirely of cash and is estimated to total approximately $3.8 billion in the aggregate. The Merger Consideration is expected to be funded from a combination of existing cash on hand and proceeds from newly issued debt securities or borrowings under existing credit facilities.

Item 4. Purpose of Transaction.

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

DCP Merger Agreement

On January 5, 2023, PSX, P66 Project Development, Dynamo Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of P66 Project Development (“Merger Sub”), the Partnership, the General Partner and GP LLC entered into an Agreement and Plan of Merger (the “DCP Merger Agreement”), pursuant to which Merger Sub will merge with and into the Partnership, with the Partnership surviving as a Delaware limited partnership (the “Merger”).

Under the terms of the DCP Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Sponsor Owned Units, as defined below) (each, a “Public Common Unit”) will be converted into the right to receive $41.75 per Public Common Unit in cash, without any interest thereon (the “Merger Consideration”).

The General Partner of the Partnership has agreed to declare, and cause the Partnership to pay, a cash distribution in respect of the Common Units in an amount equal to $0.43 per Common Unit for each completed quarter ending on or after December 31, 2022 and prior to the Effective Time. If the record date for any such distribution has not occurred prior to the Effective Time, the Partnership will establish or reestablish the record date for such quarter as the day that includes the Effective Time.

Following the completion of the Merger, the Common Units will cease to be listed on the New York Stock Exchange, will be deregistered under the Exchange Act and will cease to be publicly traded.

The Partnership’s preferred units will be unaffected by the Merger and will remain outstanding immediately following the Merger.

The Common Units directly owned by Midstream and the General Partner (collectively, the “Sponsor Owned Units”) will be unaffected by the Merger and will remain outstanding immediately following the Merger. Under the terms of the DCP Merger Agreement, at the Effective Time, P66 Project Development’s ownership interest in Merger Sub will be converted into a number of new Common Units equal to the number of Public Common Units (which, as of December 30, 2022, consisted of 90,634,032 Common Units). As a result of the Merger, PSX’s economic interest in the Partnership will increase from 43.3% to approximately 86.8%. Enbridge Inc.’s economic interest in the Partnership will remain unchanged at approximately 13.2%.

Page 11 of 13 Pages

The DCP Merger Agreement contains customary representations and warranties from the parties and each party has agreed to customary covenants. Completion of the Merger is subject to certain customary conditions, including, among others: (i) there being no law or injunction prohibiting consummation of the transactions contemplated under the DCP Merger Agreement; (ii) the mailing of an information statement on Schedule 14C at least 20 days prior to the closing of the Merger; (iii) subject to specified materiality standards, the accuracy of the representations and warranties of each party; and (iv) compliance by each party in all material respects with its respective covenants.

The DCP Merger Agreement provides for certain termination rights for both PSX and the Partnership, including in the event that (i) the parties agree by mutual written consent to terminate the DCP Merger Agreement; (ii) the closing of the Merger does not occur on or before October 5, 2023; (iii) a law or injunction prohibiting the consummation of the transactions contemplated by the DCP Merger Agreement is in effect and has become final and non-appealable; or (iv) the other party is in material breach of the DCP Merger Agreement.

The foregoing summary of the DCP Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the DCP Merger Agreement, a copy of which is filed as Exhibit 10.10 to this Amendment No. 13 and incorporated herein by reference.

Approval of DCP Merger Agreement by Written Consent

The board of directors of GP LLC, which is the general partner of the General Partner, authorized the holders of Common Units to act by written consent pursuant to the terms of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership in order to provide their approval of the DCP Merger Agreement and the transactions contemplated thereby, including the Merger. On January 5, 2023, concurrently with the execution and delivery of the DCP Merger Agreement, Midstream and the General Partner, which, together, own greater than a majority of the outstanding Common Units, delivered a written consent to the General Partner that was sufficient to approve the DCP Merger Agreement and the transactions contemplated thereby, including the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information previously provided in response to this Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference into Item 4 of this Amendment No. 13 is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

The information previously provided in response to this Item 7 is hereby amended and supplemented by adding the following:

Exhibit Number	Description

10.10	Agreement and Plan of Merger, dated January 5, 2023, by and among Phillips 66, Phillips 66 Project Development Inc., Dynamo Merger Sub LLC, DCP Midstream, LP, DCP Midstream GP, LP and DCP Midstream GP, LLC (incorporated by reference to Exhibit 2.1 to Phillips 66’s Current Report on Form 8-K (File No. 001-35349) filed on January 6, 2023).

Page 12 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2023	DCP Midstream, LLC

By:	Phillips Gas Company LLC,
its Class A Managing Member

By:	/s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: President

DCP Midstream GP, LLC

By:	/s/ Kamal Gala
Name: Kamal Gala
Title: Corporate Secretary

DCP Midstream GP, LP

By:	DCP Midstream GP, LLC,
its general partner

By:	/s/ Kamal Gala
Name: Kamal Gala
Title: Corporate Secretary

Phillips 66

By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream and Chemicals

Phillips 66 Company

By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: Executive Vice President, Midstream and Chemicals

Page 13 of 13 Pages

Phillips 66 Project Shareholder Inc.

By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President

Phillips 66 Project Development Inc.

By:	/s/ Timothy D. Roberts
Name: Timothy D. Roberts
Title: President

Phillips Gas Company LLC

By:	/s/ Kevin J. Mitchell
Name: Kevin J. Mitchell
Title: President